UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 12)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN

12225 STEPHENS ROAD

WARREN, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6 SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON Matthew T. Moroun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO SEE ITEM 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,928,196*
	8.	SHARED VOTING POWER 2,752**
	9.	SOLE DISPOSITIVE POWER 15,928,196*
	10.	SHARED DISPOSITIVE POWER 2,752**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,930,948
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.3%
14.		TYPE OF REPORTING PERSON IN

* Consists of 6,354,148 shares owned directly by Matthew T. Moroun; 9,268,000 shares beneficially owned by a grantor trust for the benefit of Matthew T. Moroun and DuraRock Reinsurance, Ltd. (“Moroun Trust”); and 306,048 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust (“2020 AAM Trust”). Matthew T. Moroun is trustee of both of these trusts and a beneficiary of the Moroun Trust. Matthew T. Moroun disclaims beneficial ownership of the shares held by the 2020 AAM Trust, and this report shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

** Consists of 2,752 shares of the Issuer’s Common Stock owned by Matthew T. Moroun’s son, Matthew J. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Matthew J. Moroun, and this report shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

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CUSIP No. 693149-10-6 SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON Matthew T. Moroun, as Trustee of the Moroun Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO SEE ITEM 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,268,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,268,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,268,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
14.		TYPE OF REPORTING PERSON OO

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This Amendment No. 12 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 23, 2009, Amendment No. 5 filed on January 29, 2014, Amendment No. 6 filed on January 29, 2015, Amendment No. 7 filed on May 2, 2016, Amendment No. 8 filed on April 7, 2017, Amendment No. 9 filed on December 6, 2017, Amendment No. 10 filed on July 5, 2018 and Amendment No. 11 filed on July 26, 2019 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 12 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

All share amounts reported in this Amendment No. 12 have been adjusted to reflect the Issuer’s 2-for-1 forward split of its Common Stock in the form of a 100% stock dividend paid on August 16, 2021, to stockholders of record on July 30, 2021 as well as the Issuer’s 2-for-1 forward split of its Common Stock in the form of a 100% stock dividend paid on March 29, 2022, to stockholders of record on March 18, 2022.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is being filed by Matthew T. Moroun in his individual capacity and as trustee of the Moroun Trust (the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)	Matthew T. Moroun is Chairman of the Board of Directors of the Issuer. He is also Chairman of the Board of Directors of Universal Logistics Holdings, Inc. (NASDAQ: ULH), a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions. ULH’s business address is 12755 E. Nine Mile Road, Warren, Michigan 48089. Matthew T. Moroun currently serves as Chairman and President of CenTra, Inc., a diversified holding company based in Warren, Michigan. The business address for CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is also Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan. The business address for Oakland Financial Corporation is 34200 Mound Road, Sterling Heights, Michigan 48310. Mr. Moroun owns or controls other privately-held businesses engaged in transportation services and real estate acquisition, development, and management.

(d)+(e)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Matthew T. Moroun is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

On March 31, 2020 and 2021, May 9, 2022, and May 8, 2023, Matthew T. Moroun received 1,304 shares, 652 shares, 506 shares, and 626 shares, respectively, of Common Stock from the Issuer as part of the Issuer’s annual retainer for non-employee directors. On April 29, 2020, March 31, 2021, May 9, 2022, and May 8, 2023, Matthew J. Moroun received 968 shares, 652 shares, 506 shares, and 626 shares, respectively, of Common Stock from the Issuer as part of the Issuer’s annual retainer for non-employee directors.

On October 27, 2022, the previous trustee of the Agnes Anne Moroun Trust Under Agreement Dated August 10, 1989 (“1989 AAM Trust”), passed away and as a result, Matthew T. Moroun became trustee of the 1989 AAM Trust (the “Change in Trustees”). Additionally, on October 27, 2022, subsequent to the Change in Trustees, the 1989 AAM Trust sold 181,048 shares of the Issuer’s Common Stock to the 2020 AAM Trust, for which Matthew T. Moroun serves as trustee. The source of funds for the purchase by the 2020 AAM Trust was an interest-bearing note to the 1989 AAM Trust. The purchase price was $4,421,192.00 based on the number of shares multiplied by a per share price of $24.42. The per share price was determined by an independent third party using the average of the Issuer’s Common Stock price on October 27, 2022, adjusted for an applicable discount for a 181,048 share size transaction.

Also on October 27, 2022, subsequent to the Change in Trustees, the 1989 AAM Trust gifted 125,000 shares of the Issuer’s Common Stock to the 2020 AAM Trust.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The information set forth under Item 3 is hereby incorporated by reference.

Since the filing of Amendment No. 11 to this Schedule 13D, the aggregate number of shares of Common Stock outstanding decreased from 23,028,420 shares outstanding as of June 11, 2019, to 22,033,325 shares outstanding as of April 19, 2023, as a result of the Issuer’s purchase of 544,810 shares of its Common Stock on August 26, 2021, pursuant to a modified “Dutch Auction” tender offer, and additional purchases of shares of Common Stock by the Issuer through open-market transactions. No shares of Common Stock were tendered by the Reporting Persons in the tender offer. This decrease in the aggregate number of outstanding shares of Common Stock, along with the transactions described in Item 3 of this Amendment No. 12, resulted in the increase in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person. Additionally, since the filing of Amendment No. 11 to this Schedule 13D, 2,200,000 shares of Common Stock were transferred by the Moroun Trust to Matthew T. Moroun.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Matthew T. Moroun beneficially owns an aggregate of 15,930,948 shares, or 72.3%, of the outstanding Common Stock. Of the 15,930,948 shares beneficially owned by Mr. Moroun, 6,354,148 shares are owned directly by Mr. Moroun, 9,268,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is trustee and a beneficiary, 306,048 shares are held of record by the 2020 AAM Trust, of which Mr. Moroun is trustee and Mr. Moroun’s descendants are beneficiaries, and 2,752 shares are owned by Mr. Moroun’s son, Matthew J. Moroun. The percentage of the outstanding shares of Common Stock owned by the Reporting Person is based on 22,033,325 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 2, 2023.

(b)	Matthew T. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 15,928,196 shares of Common Stock. Mr. Moroun shares the power to vote or direct the vote and to dispose or direct the disposition of 2,752 shares of Common Stock held by Mr. Moroun’s son, Matthew J. Moroun.

Matthew J. Moroun is a director of the Issuer. He is also a director of Universal Logistics Holdings, Inc. (NASDAQ: ULH) and is employed in other Moroun family-owned businesses engaged in transportation and business services. His business address is 12225 Stephens Road, Warren, Michigan 48089. During the last five years, Matthew J. Moroun has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws. Matthew J. Moroun is a citizen of the United States of America.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)	Matthew T. Moroun’s son, Matthew J. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 2,752 shares held by him which are reported as beneficially owned by Matthew T. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Matthew J. Moroun. Shares in the Moroun Trust and the 2020 AAM Trust are held for the benefit of members of the Moroun family. Matthew T. Moroun disclaims beneficial ownership of the shares held by the 2020 AAM Trust.

(e)	Edwin J. Lukas no longer serves as co-trustee of the Moroun Trust and thus ceased to be the beneficial owner of more than 5.0% of the outstanding shares of the Issuer as of January 1, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the father of Matthew J. Moroun. Voting and investment power over the Moroun Trust and the 2020 AAM Trust is exercised by Matthew T. Moroun, as trustee of each trust. Matthew T. Moroun is a beneficiary of the Moroun Trust and Matthew T. Moroun’s descendants are beneficiaries of the 2020 AAM Trust.

In connection with the 1989 AAM Trust’s sale of 181,048 shares of Common Stock on October 27, 2022, the 2020 AAM Trust issued an interest-bearing promissory note to the 1989 AAM Trust for $4,421,192.00, payable in monthly installments through April 27, 2043.

Item 7.	Material to be Filed as Exhibits

1.	Promissory Note, dated October 27, 2022, by the 2020 Irrevocable Agnes Anne Moroun Trust under Agreement dated December 28, 2020 in favor of the Agnes Anne Moroun Trust Under Agreement Dated August 10, 1989, attached as Exhibit 1.

2.	Joint Filing Agreement, dated as of May 12, 2023, among Matthew T. Moroun, individually and as Trustee of the Moroun Trust, attached as Exhibit 2.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023

/s/ Matthew T. Moroun, Individually
Matthew T. Moroun, Individually
/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the Moroun Trust

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